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INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of AMRESCO Management, Inc.:

We have examined management's assertion about AMRESCO Management, Inc.'s (the "Company") compliance with the Company's servicing standards identified in Appendix A to such assertion as of and for the year ended December 31, 1998. Such standards were established by management based on the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"). Management is responsible for AMRESCO's compliance with these servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing standards or its servicing agreements.

In our opinion, management's assertion that AMRESCO Management, Inc. complied with its established servicing standards identified in Appendix A to such assertion as of and for the year ended December 31, 1998, is fairly stated, in all material respects.

Deloitte  & Touche LLP
February 9, 1999



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